Sit Investment Associates
Mutual Funds Newsletter
Spring 2019

Avoiding "Buy High, Sell Low"

Recent volatility in both stock and bond markets had the potential to cause investors to make detrimental changes in their investment portfolios. History has shown that after stocks/bonds climb significantly, investors expect the large returns to continue and tend to buy so they do not miss out on future gains. Then, after a subsequent market reversal, they become disillusioned and sell holdings when the market is down. To counteract this "buying high and selling low" emotionally-driven cycle, investors should adopt a practice of reviewing their portfolios regularly to ensure allocations still match existing financial situations and risk tolerances and then make allocation adjustments if needed.

Equity markets climbed to all-time highs last September only to succumb to the the risks of an inverted yield curve, when the 3-month Treasury rate rose above the 10-year Treasury rate. Many believe this inversion portends recession, and it put downward pressure on stocks as the S&P 500® Index, a proxy for all U.S. stocks, fell close to -20% before year end. Investors who were unable to endure that drop and took money out of stocks missed out on the subsequent strong rebound as the market once again rose to the highs of the previous year.

Fixed income markets were less volatile than equities, but they were also subject to the impacts of uncertainty. The Federal Reserve had been unwinding its quantitative easing program last year by selling a portion of its bond holdings each month as well as increasing the Fed Funds rate, which effectively applied upward pressure on interest rates. As of its December meeting, the program was still on track, but suddenly reversed as the Fed

reacted to signs of potential economic weakness. Going forward, the Fed will discontinue the monthly reductions in its balance sheet by October of this year, and then reinvest any proceeds from mortgage security payments and maturing Treasuries back into Treasuries of varying maturities. Additionally, rate increases are now on hold for the remainder of 2019. After facing headwinds in 2018, bonds received a boost from the Fed's revised plan and produced a strong first quarter. Similar to equities, fixed income investors sitting on the sidelines worried about rising rates would have missed these strong returns.

Economic conditions and investor sentiment could change with a resolution of the U.S.-China trade dispute or Brexit, and the Fed may potentially reverse course and raise rates again. Fixed income investments are negatively impacted by rising rates because bond prices fall when rates rise, and the existing environment of low current yields exacerbates the problem. A bond's return is comprised of income as well as price movement so if the Fed pivots to a more hawkish tone later this year, the potential price drop may offset the lower level of income and decrease bond returns or even cause them to turn negative.

It is difficult to know when stock or bond markets will change direction due to economic developments, geopolitical incident, or some other significant event. Therefore, trying to time the market just right may result in hits and misses, which may cancel each other out. Given that equity markets have historically risen over longer time frames, an investor's time spent invested in the market is more important than adjusting to time the market.

Investors should strive to establish an asset allocation model based on their own goals, risk tolerance, and time horizon. Analyzing current market conditions relative to past events can help investors adjust their investment allocation and better gauge their risk tolerance over time, but it should not be the sole driver of portfolio changes. After an appropriate allocation model is selected, an investor should monitor the portfolio over time and rebalance back to that allocation model if weightings deviate outside of a defined range. For example, if an investor's weighting in large cap stocks is 30% and they have grown to 35%, then they can sell the extra 5% of large cap stocks and purchase other assets that have fallen relative to their target weight in the initial model. Periodic rebalancing will not guarantee perfect market timing, but it will systematically force a "buy low, sell high" strategy as assets move from outperforming to underperforming categories.

Sit Mutual Funds equity strategies are well-diversified and balanced between cyclical stocks and more stable, secular opportunity growth stocks to help balance the possibility of continued volatility.

Sit tax-exempt bond portfolios are balancing holdings betweem securities with short call features and longer duration bonds with attractive yields relative to both duration and credit quality to deal with the uncertain outlook for interest rates. Taxable fixed income portfolios favor treasuries in the 8- to 10-year part of the yield curve after the recent rally.

Please call an Investor Services Representative at 800-332-5580 if you have any questions or to review your current Sit Funds holdings and asset allocation.

Investment Outlook and Strategy Summary
by Roger J. Sit - Chairman and Chief Investment Officer



U.S. real GDP surprised to the upside in the first quarter of 2019 on better-than-expected growth in private inventories and net exports, increasing at an annualized pace of +3.1% versus consensus of +2.0%. However, we project GDP growth to moderate toward a trendline of +2.2% exiting the year as the direct impacts of fiscal stimulus diminish.

We believe the U.S. expansion has room to run. Financial conditions are once again easing. The Federal Reserve has paused on rate hikes, and China is stimulating its economy. Increased tariffs resulting from a breakdown in U.S.-China trade negotiations would, in isolation, have a marginally negative impact on U.S. economic growth in 2019. However, the potential knock-on impact to confidence and spending is a notable risk if the trade battle is extended. Nonetheless, absent cascading exogenous shocks, we believe this "Goldilocks" economic expansion can continue.

While the U.S. Treasury yield curve briefly inverted as financial markets priced in indicators that have created distortions that muddy interpretation, we are careful not to dismiss recent bond market caution. Declining confidence can trigger a self-fulfilling negative feedback loop. Economic risks to GDP growth include an escalation of the trade conflict, reacceleration in inflation, further Chinese softness, and a hard Brexit.

Tight wage markets continue to propel wage growth higher, but rising productivity growth is keeping unit labor costs contained and shielding corporate profitability, which received an additional boost from tax cuts. Increased capital spending is contributing to an improvement in output per hour and helping to boost the labor participation rate. Private sector spending on capital equipment grew +7% in 2018, with projections for a comparable increase in 2019. Despite an unemployment rate of 3.8%, rising productivity and labor participation are helping to restrain inflation, extend the cycle, and boost GDP potential. Moderating international growth and a strong U.S. dollar have weighed on the earnings of U.S. multinationals in recent quarters, but foreign growth headwinds should begin to dissipate in the second half of 2019.

The confluence of slowing global trade, persistent political/trade policy uncertainty, and exceptional events (i.e., new car emissions standards, protests, etc.) is weighing on Euro Area economic growth, with real GDP now projected to grow about +1.2% in 2019. Key macro risks include U.S. tariffs on car imports, a no-deal Brexit, and a China hard landing. Absent an external shock, however, GDP growth is poised to improve in 2Q2019. Consumer spending remains resilient, driven by tightening labor markets, rising wages, and favorable credit. Car sales appear to be normalizing. While we expect a more modest pass-through of China stimulus to global trade versus 2016, stabilization of China's economy bodes well for exports and the durability of the recovery. Finally, fiscal policy is set to become the most expansionary it has been in nearly a decade.

The clouds of uncertainty tied to Brexit, trade policy and global growth also hang over the UK economy – dampening both capital investment and exports. Consumer expenditures, now growing largely in line with underlying employment and wage gains, has buoyed economic growth in the UK. A continued drop in confidence, notably in the event of a no-deal Brexit, may precipitate a preference for savings over spending and push the economy into recession. Therefore, we project real GDP growth of +1.5% in 2019 that is largely contingent on approval of the Withdrawal Agreement. While a soft (or no) Brexit deal would provide a better economic outcome, counter-cyclical stimulus will likely be engaged to soften the blow of a no-deal Brexit.

We expect Japan real GDP to grow +0.5% in 2019, as slowing growth abroad weighs on its export-driven economy. Weakening demand from China has furthered the decline in exports, but the domestic economy remains resilient by comparison. Consumption continues to grow modestly, and unemployment stands at multi-year lows. Yet, there are emerging signs that external weakness may begin to dampen domestic strength, including declining consumer confidence, bottoming growth abroad, slower wage gains, and uncertainty related to a U.S.-China trade agreement. Japan's limited flexibility to ease monetary policy further and a consumption tax hike in October also cause us to remain watchful.

An escalation of trade tensions with the U.S. into a full-blown trade war represents a key risk to our China outlook. Although increased tariffs could reduce annual GDP growth by 50-100bp, the impact would likely be mitigated by additional government stimulus. China's stimulus measures have led to signs of stabilization in its economy. Macro year-to-date data provide early signs of economic recovery. Looking forward, we anticipate real GDP growth will bottom in the second or third quarter of 2019, but we expect only a modest economic rebound.

We project India's real GDP will expand +7% in fiscal 2019 and +7.2 in fiscal 2020. While GDP growth was softer than expected last quarter, key macro indicators including a solid PMI reading of 52.6 in March, rising oil consumption, and an acceleration in bank credit growth point to underlying economic strength. The Reserve Bank of India cut interest rates -25 basis points in February and expects another rate cut, as February's inflation of +2.6% remains below the central bank's target. Election risks are receding as polls expect the National Democratic Alliance (the BJP and Allies) to have a majority, allowing it to continue its pro-growth economic policies.

South Korean real GDP growth will likely downtick modestly to around +2.5% in 2019 from +2.7% in 2018, as sluggish export demand, inventory destocking, and moderating consumer spending counter expansionary fiscal policy. However, South Korea should be a key beneficiary of improving Chinese growth prospects.

We currently project Brazil's real GDP will grow about +2.0% in 2019, as its economy gradually recovers from an 18-month-long recession that ended in 2016. Growth prospects are lifting modestly despite ongoing fiscal austerity and moderating global trade. However, success of the new president's ambitious agenda is vital for both fiscal stability and sustainability of the current economic expansion.

In Mexico, we project GDP growth to slow to +1.8% in 2019 from +2.0% in 2018. Consumption continues to grow but at a slow pace. Fixed investment may also remain weak because of uncertainty over the Mexican President's socialist policies.

Taxable Bonds

The Federal Reserve announced a significant shift in monetary policy in 1Q2019. The balance sheet reduction program, which was to continue on "autopilot" at the December meeting, will now come to its conclusion in October of this year. Additionally, any further increases in interest rates are on hold for at least the remainder of 2019. These changes sparked a rally in the Treasury market in such a way as to invert the yield curve. The yield on the 3-month T-bill is now higher than the 10-year Treasury. When this happens, investors start talking recession, but underlying economic activity remains healthy, albeit moderating from a near-record pace. Potential downside risks are generally at the global level.

After the Fed ceases its roll-off of Treasury securities in October, it will reinvest the proceeds of maturing Treasuries to hold the size of the balance sheet constant. The Fed is rolling off mortgage holdings, of which the Fed currently holds approximately $1.6 trillion, at a rate of $20 billion per month. There is no anticipated change to the mortgage roll off. However, coinciding with the end of overall balance sheet reduction, the Fed will begin investing any mortgage payments received, up to the $20 billion cap, in Treasuries, thus shifting the composition of the balance sheet to only Treasuries. The Fed stated that the composition of Treasury purchases will be made across maturities to roughly match the maturity composition of outstanding Treasuries. This anticipated increase in demand drove the strong rally in bonds, particularly in maturities from 2 to 10 years.

Given the recent rally in the bond market, we favor reducing exposure to Treasuries in the 8- to 10- year part of the curve. We believe the Fed is highly motivated to steepen the curve by increasing demand on the short end, while letting the long end drift higher with inflation. TIPS are attractive, as we believe inflation expectations are understated. Given

healthy domestic economic activity, we favor credit and spread risk, and will add to corporate bonds when appropriate.

Municipal Bonds

Tax-exempt municipal bond yields, as measured by the Municipal Market Data (MMD) AAA GO curve, ended the quarter substantially lower. The 10-year and 30-year AAA GO spot yields each decreased 42 basis points to 1.86% and 2.6%, respectively. Shorter tax-exempts also decreased markedly. Specifically, 5-year and 10-year AAA GO spot yields decreased by 29 and 37 basis points each to 1.49% and 1.57%, respectively. The municipal curve flattened during the quarter to a spread of 111 basis points between 2-year and 30-year AAA GO yields versus a spread of 124 basis points at the end of 2018. The yield decrease for municipals was larger than comparable Treasuries across the curve, resulting in richer MMD to U.S. Treasury ratios. Long municipals no longer appear cheap relative to Treasury yields, joining the rest of the tax-exempt yield curve. The Bond Buyer 40 Index, predominantly consisting of longer bonds, fell 23 basis points during the quarter to a yield of 3.86%.

Longer bonds outperformed shorter bonds and were the most significant driver of tax-exempt performance during the quarter. Lower credit quality bonds outperformed higher quality bonds, and revenue bonds outperformed general obligation bonds. Tax-exempt closed-end funds had tremendous performance during the quarter. Tax-exempt funds had the strongest start to the year since record-keeping began in 1992. An estimated $22 billion has been invested in tax-exempt funds this year.

Sit intermediate and long duration portfolios continue to utilize a barbell strategy, containing a combination of bonds with short call features and longer durations with attractive yields relative to both duration and credit quality. We expect to maintain most portfolio durations near their current levels and continue to view diversification as a key tenet in managing portfolio credit risk.

Equities

The S&P 500® Index returned +13.6% for 1Q2019 – just 3.3% shy of the all-

time high of 2,931. All eleven S&P sectors participated in the strongest one-quarter rally since 2009, with notable strength in technology, real estate, and industrials. The S&P 500 Index forward price-to-earnings ratio now stands at 17.1 times — slightly above its long-term average of 15.1 times and below its cycle high of 19.5 times. Fund flows into equities from bonds (due to receding yields) may push equity valuations even higher.

U.S. corporate profit growth is expected to decelerate in the near term against extremely difficult year-over-year comparisons. Bottom-up earnings per share for the S&P 500 Index are projected to increase +4.2% in 2019 versus +22.1% in 2018 (boosted by tax cuts) and an annualized pace of +4.6% between 2012 and 2017. Margin expansion has been key to profitability in this cycle, driving nearly 60 percent of S&P 500 earnings growth. The S&P 500 operating margin grew to +12.1% in 3Q18 from +4.6% in 3Q09, before falling back to +10.1% in 4Q18. Much of the 4Q18 contraction was due to the equity market pullback and its negative impact on financial sector margins. In addition, since over 40 percent of S&P 500 sales are generated overseas, profits of multinationals have been dampened by the strong U.S. dollar and slowing global trade. While additional margin expansion will prove difficult going forward, S&P 500 margins are poised to improve from 4Q18 levels as the financial sector is recovering on a better outlook for trading, IPOs, asset management, and mortgage activity. A recovery in global trade, weaker U.S. dollar, and improving productivity will also likely aid multinationals as the year proceeds.

We believe many pro-cyclical sectors offer compelling risk-reward investment opportunities encompassing diverse industries, including aerospace, semiconductors, oil refiners, chemicals, airlines, life insurance, and investment banks. However, we believe it is prudent to balance cyclicals with more stable, secular opportunity growth stocks, such as medical devices, pharma/biotech, HMOs, telecom, P&C insurance, and select technology stocks. Within global portfolios, we are overweight the U.S. and Asia (ex-Japan), while underweight Europe and Latin America.

Preparing for Retirement, Financially and Otherwise   by Steve Benjamin, CEBS, CRPC

When I meet with people, I try to motivate them to save as much money as they reasonably can, diversify their investments and periodically rebalance their portfolio. I encourage them to take the long view, to imagine themselves retired later in life and having the financial freedom to do some things they'd like. Because time is an investor's best friend, my hope is that they remain long-term investors throughout their careers.

One concept that I share is known as the "Rule of 72." This "rule" is a shortcut to seeing how quickly a sum of money can double if you invest it at a fixed rate of return for a certain period of time. It works when you take the number 72 and divide it by the investment return. For example, if you earn an 8% annual return, your investment would double in approximately 9 years (72 / 8% = 9 years). Those who begin saving at a young age can amass a healthy nest egg by the time they reach their 60s and 70s (see chart), largely because they started saving when they were young. Sadly, a recent study by the Employee Benefit Research Institute found that, for whatever reason, there are many older people who have not built up much savings (see chart).

Individuals sometimes become so focused on their finances that they overlook preparing the critical documents that can be helpful later in life. If you're wondering if you're missing anything, review the following items to make sure that your bases are covered.

Will

A will allows you to exercise control over your property and how it will be distributed after your death. In addition, a will can identify the preferred guardians for your minor children. Without a will, a probate court will use your state's pre-established guidelines to distribute your property which, in some cases, has led to prolonged and expensive arguments. Among the many well-known people who died without a will were Pablo Picasso, Martin Luther King, Jr., John Denver, Michael Jackson, and Prince. If you have a will, be sure to tell someone where it is.

Beneficiary Designations

A common misunderstanding is that your will determines where your investment assets will get distributed. But that is only true if no beneficiary is listed on the account. And, unfortunately, if no beneficiary is listed on the account, your assets then become subject to probate. If you're not sure if you have a beneficiary listed on an account – or if it's the correct one! – be sure to ask your investment provider and make any necessary changes. If a beneficiary is listed on your account, assets are not subject to probate and pass directly to the beneficiary.

Durable Power of Attorney

A power of attorney document allows you to name an individual (your "attorney-in-fact") to handle administrative and financial matters. When a power of attorney document is "durable." the powers remain in effect even if you become incapacitated. As you might imagine, this can be quite helpful if you become unable to attend to your affairs. You can make a power of attorney document as open-ended or as restrictive as you would like. Be very careful to appoint someone you trust as your attorney-in-fact because, as a lawyer once said, a power of attorney document in the wrong hands can be viewed as a "license to steal." Note that a power of attorney document becomes void upon death.

Miscellaneous Documents

Other documents should be organized and stored appropriately such as bank statements, tax records, trust documents, insurance policies, house and car titles, birth certificate, Social Security card, etc. In addition, you may want to set up a secure system for tracking the passwords of your financial accounts and other websites, the location of a safe deposit box key, combination to a safe, etc.

Health Care Directive

Also known as a Living Will, a Health Care Directive is a non-legal document that allows you to appoint someone to make health care and end-of-life decisions on your behalf when you are unable to do so. If you complete one, be sure to inform and discuss your wishes with your advocate, and provide him/her with a copy of the document. Be sure to submit a copy of your Health Care Directive to all of your health care providers, too, so it becomes part of your file. Any alternate advocate(s) should be notified as well.

Legacy Letter

Also known as an Ethical Will, a Legacy Letter is a non-legal document that you can prepare to express your values, beliefs and wisdom to family members and loved ones. It's really the "you" that you leave behind, a passing of the baton of what you would like your family and loved ones to remember, apply and cherish in the days ahead. While most Legacy Letters are written, some people have prepared them as a video instead. If you're not sure how to prepare one, you can review a number of samples on the internet.

I am 23 years old. Approximately how quickly will $5,000 grow if it earns 8% per year?	
Amount	Age
$5,000	23
$10,000	32
$20,000	41
$40,000	50
$80,000	59
$160,000	68
$320,000	77
$640,000	86

Performance figures are hypothetical and do not guarantee future investment results. Investment returns and principal value can vary, and you may experience a gain or loss.

In total, about how much money would you say you (and your spouse) currently have in savings and investments, not including the value of your primary residence?	
Amount	Ages 55+
0 - $999	10%
$1,000 - $9,999	6%
$10,000 - $24,999	7%
$25.000 - $49,999	6%
$50,000 - $99,999	6%
$100,000 - $249,999	26%
$250,000+	40%

Source: Employee Benefit Reserach Institute and Greenwald & Associates, 2019 Retirement Confidence Survey

Sit Dividend Growth Fund

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**11.79**	**5.83**	**10.71**	**9.12**	**14.20**	**9.38**	**1.87**
S&P 500® Index	13.65	9.50	13.51	10.91	15.92	8.54	
Class S Shares	**11.77**	**5.64**	**10.44**	**8.85**	**13.92**	**8.68**	**1.63**
S&P 500 Index	13.65	9.50	13.51	10.91	15.92	8.47	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	4.2	Home Depot, Inc.	2.4
Verizon Communications, Inc.	3.1	CenterPoint Energy, Inc.	2.2
Johnson & Johnson	2.9	UnitedHealth Group, Inc.	2.1
Apple, Inc.	2.6	Becton Dickinson and Co.	2.0
Broadcom, Inc.	2.4	Chevron Corp.	1.9
		Total	26.0

PORTFOLIO SECTOR ALLOCATION (%)

Health Technology	15.9
Finance	15.4
Electronic Technology	10.2
Producer Manufacturing	8.3
Consumer Non-Durables	7.5
Technology Services	7.0
Energy Minerals	6.0
Retail Trade	5.1
Sectors Less Than 5.0%	23.5
Cash and Other Net Assets	1.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$222.9
S Share Assets (Millions):	$41.9
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$171.4
Median Market Cap (Billions):	$64.2
Turnover Rate:	38.5 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the S&P 500® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

	Style		
	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Roger J. Sit, 28 years
Kent L. Johnson, CFA, 30 years
Michael J. Stellmacher, CFA, 28 years

FUND DETAILS

	Class I	Class S
Ticker:	SDVGX	SDVSX
CUSIP:	82980D-70-7	82980D-80-6
Inception Date:	12/31/03	3/31/06
Expense Ratio:	0.70%	0.95%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500® Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Dividend Growth Fund is found on page 19.

Sit Small Cap Dividend Growth Fund

As of March 31, 2019

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the Russell 2000® Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying, growth-oriented common stocks that it believes exhibit the potential for growth and growing dividend payments. The Adviser invests in companies with maximum capitalizations, at the time of purchase, of $3 billion or the market capitalization of the largest company included in the Russell 2000® Index measured at the end of the previous 12 months. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large			
Mid			
Small		■	

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 27 years
Michael T. Manns, 32 years

FUND DETAILS

	Class I	Class S
Ticker:	SSCDX	SDFSX
CUSIP:	82980D-86-3	82980D-85-5
Inception Date:	3/31/15	3/31/15
Expense Ratio:	1.00%	1.25%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns			30-Day SEC Yield[1]
		1 Year	3 Year	Since Inception	
Class I Shares	13.22	-2.66	7.19	4.74	1.61
Class S Shares	13.12	-2.92	6.89	4.47	1.36
Russell 2000® Index	14.58	2.05	12.92	6.76	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
MKS Instruments, Inc.	2.7	Cabot Microelectronics Corp.	1.9
Mesa Laboratories, Inc.	2.3	Strategic Education, Inc.	1.9
Nexstar Media Group, Inc.	2.3	Axis Capital Holdings, Ltd.	1.8
Booz Allen Hamilton Holding Corp.	2.2	MSA Safety, Inc.	1.7
Monolithic Power Systems, Inc.	2.2	Encompass Health Corp.	1.7
		Total	20.6

PORTFOLIO SECTOR ALLOCATION (%)

Finance	27.3
Producer Manufacturing	10.1
Consumer Services	8.3
Process Industries	8.2
Electronic Technology	7.3
Health Technology	6.5
Commercial Services	5.8
Utilities	4.1
Sectors Less Than 4.0%	20.7
Cash and Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$12.3
S Share Assets (Millions):	$3.7
Number of Holdings:	86
Wtd. Avg. Market Cap (Billions):	$4.3
Median Market Cap (Billions):	$3.7
Turnover Rate:	21.7 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The Fund invests in small-cap stocks, which involve additional risks such as limited liquidity & greater volatility. **Russell 2000® Index** is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Dividend Growth Fund is found on page 19.

Sit Global Dividend Growth Fund

As of March 31, 2019

FUND PERFORMANCE (%)

		Annualized Returns					
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield[1]
Class I Shares	**10.76**	**4.15**	**7.90**	**5.28**	**10.58**	**8.26**	**1.82**
Class S Shares	**10.69**	**3.81**	**7.61**	**5.00**	**10.30**	**7.98**	**1.57**
MSCI World Index	12.48	4.01	10.68	6.78	12.38	7.86	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	16.9
Producer Manufacturing	11.9
Consumer Non-Durables	9.7
Health Technology	9.7
Technology Services	8.3
Process Industries	6.4
Electronic Technology	6.1
Consumer Services	5.8
Sectors Less Than 5.0%	21.2
Cash and Other Net Assets	4.0

PORTFOLIO COUNTRY ALLOCATION (%)

United States	69.8
United Kingdom	6.3
Germany	6.1
Switzerland	3.3
Ireland	2.5
Spain	2.5
Netherlands	2.3
Canada	1.9
2 Countries Less Than 1.9%	1.3
Cash and Other Assets	4.0

TOP TEN HOLDINGS

Company Name	% of Net Assets
Microsoft Corp.	5.2
Verizon Communications, Inc.	3.2
JPMorgan Chase & Co.	3.0
Johnson & Johnson	3.0
Pfizer, Inc.	2.7
Nestle SA	2.6
Starbucks Corp.	2.5
Allianz SE, ADR	2.4
Union Pacific Corp.	2.4
Apple, Inc.	2.3
Total	17.1

PORTFOLIO CHARACTERISTICS

I Share Assets (Millions):	$29.4
S Share Assets (Millions):	$3.1
Number of Holdings:	68
Wtd. Avg. Market Cap (Billions):	$186.3
Median Market Cap (Billions):	$69.0
Turnover Rate:	9.7 %

INVESTMENT OBJECTIVE

Current income that exceeds the dividend yield of the MSCI World Index and that grows over a period of years, and long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objectives by investing, under normal market conditions, at least 80% of its net assets in dividend-paying common stocks issued by U.S. and foreign companies. The Fund will invest significantly (at least 40% of its net assets) in companies outside the U.S. The Adviser invests in dividend paying growth-oriented companies it believes exhibit the potential for growth and growing dividend payments. The Adviser believes that a company's earnings growth is a primary determinant of its potential long-term return, and that a record of increasing dividend payments is a strong indicator of financial health and growth prospects.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 30 years
Raymond E. Sit, 26 years
Michael J. Stellmacher, CFA, 28 years
Tasha M. Murdoff, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	GDGIX	GDGSX
CUSIP:	82980D-88-9	82980D-87-1
Inception Date:	9/30/08	9/30/08
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets. **Beta** is a measure of a fund's sensitivity to market movements. The beta of the market is 1.00 by definition. A beta above 1 is more volatile than the overall market, while a beta below 1 is less volatile.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Global Dividend Growth Fund is found on page 19.

Sit Balanced Fund

As of March 31, 2019

INVESTMENT OBJECTIVE

Long-term capital growth consistent with preservation of principal and seeks to provide shareholders with regular income.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing in a diversified portfolio of stocks and bonds. In seeking to achieve the Fund's long-term capital growth objective, the Fund invests in common stocks of growth companies. To provide shareholders with regular income, the Fund invests in fixed-income securities and/or common stocks selected primarily for their dividend payment potential.

EQUITY INVESTMENT STYLE



FIXED-INCOME INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Roger J. Sit, 28 years
  Bryce A. Doty, CFA, 28 years
  Ronald D. Sit, CFA, 34 years

FUND DETAILS

Ticker:	SIBAX
CUSIP:	82980D-20-2
Inception Date:	12/31/93
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Balanced	**8.92**	**5.68**	**8.96**	**7.64**	**10.58**	**7.03**
S&P 500® Index	13.65	9.50	13.51	10.91	15.92	9.53
Bloomberg Barclays Aggregate Bond Index	2.94	4.48	2.03	2.74	3.77	5.15

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP HOLDINGS

Stocks

Company Name	% of Net Assets
Visa, Inc.	2.7
Microsoft Corp.	2.6
Alphabet, Inc.	2.4
Apple, Inc.	2.3
Amazon.com, Inc.	2.2

Bonds

Company Name	% of Net Assets
San Francisco CFD No. 2014, 4.00%, 9/1/34	0.8
FNMA, 2.96%, 2/25/27	0.7
Johnson & Johnson, 5.95%, 8/15/37	0.6
FNMA, 3.34%, 2/1/28	0.5
FHLMC, 6.00%, 12/15/28	0.5

PORTFOLIO ALLOCATION (%)

Stocks	62.0
Bonds	35.3
Cash and Other Net Assets	2.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$33.9
Number of Holdings:	233

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **S&P 500**® **Index** is an unmanaged, capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. The **Bloomberg Barclays Aggregate Bond Index** is an unmanaged market value-weighted index which measures the performance of investment-grade debt securities with maturities of at least one year. Total return comprises price appreciation/depreciation and income as a percentage of the original investment. Indices are rebalanced monthly by market capitalization. It is not possible to invest directly in an index.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Balanced Fund is found on page 19.

Sit ESG Growth Fund

As of March 31, 2019

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | |
		1 Year	Since Inception
Class I Shares	**10.26**	**4.49**	**9.67**
Class S Shares	**10.20**	**4.19**	**9.40**
MSCI World Index	12.48	4.01	11.30

Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Microsoft Corp.	3.9	JPMorgan Chase & Co.	2.9
Allianz SE, ADR	3.7	Intel Corp.	2.7
Verizon Communications, Inc.	3.6	Nestle SA, ADR	2.5
Starbucks Corp.	3.4	Alphabet, Inc.	2.5
Ingersoll-Rand, PLC	2.9	Pfizer, Inc.	2.4
		Total	30.5

PORTFOLIO SECTOR ALLOCATION (%)

Finance	15.9
Technology Services	10.8
Consumer Non-Durables	10.1
Consumer Services	9.7
Health Technology	9.7
Producer Manufacturing	8.5
Electronic Technology	4.9
Energy Minerals	4.5
Sectors Less Than 4.5%	19.3
Cash and Other Net Assets	6.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$3.2
Number of Holdings:	52
Wtd. Avg. Market Cap (Billions):	$184.8
Median Market Cap (Billions):	$91.5
Turnover Rate:	3.1 %

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in companies that the Adviser believes have strong environmental, social and corporate governance (ESG) practices at the time of purchase. Environmental factors may include, for example, environmental footprint, pollution impact and resource management. Social factors may include, for example, human capital concerns, product safety, workplace diversity and employee welfare. Governance factors may include, for example, corporate governance concerns, business ethics, sustainability policy and public policy concerns. The Fund invests in the common stock of U.S and foreign companies. The Fund invests primarily in companies of large to medium capitalizations (companies with market capitalization in excess of $2 billion).

INVESTMENT STYLE

Style

Cap Size	Value	Blend	Growth
Large			■
Mid			
Small			

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 28 years
 David A. Brown, 24 years
 Kent L. Johnson, CFA, 30 years
 Michael T. Manns, 32 years
 Tasha M. Murdoff, 23 years

FUND DETAILS

	Class I	Class S
Ticker:	IESGX	SESGX
CUSIP:	82980D-84-8	82980D-83-0
Inception Date:	6/30/16	6/30/16
Expense Ratio:	1.00%	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI World Index** is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of 23 Developed Markets countries. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit ESG Growth Fund is found on page 19.

Sit Large Cap Growth Fund

As of March 31, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $5 billion or more. The Adviser invests in domestic growth-oriented companies it believes exhibit the potential for superior growth. The Fund focuses on stocks issued by companies with long records of earnings and revenue growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Large
Mid
Small
Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Ronald D. Sit, CFA, 34 years
Michael J. Stellmacher, CFA, 28 years

FUND DETAILS

Ticker:	SNIGX
CUSIP:	829797-10-9
Inception Date:	9/2/82
Expense Ratio:	1.00%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth	**14.50**	**9.32**	**13.95**	**11.38**	**14.11**	**10.16**
Russell 1000® Growth Index	16.10	12.75	16.53	13.50	17.52	11.38

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Alphabet, Inc.	6.9	UnitedHealth Group, Inc.	2.8
Apple, Inc.	6.5	salesforce.com, Inc.	2.3
Microsoft Corp.	6.5	Facebook, Inc.	2.2
Amazon.com, Inc.	4.7	Adobe, Inc.	2.1
Visa, Inc.	4.1	Broadcom, Inc.	2.1
		Total	40.2

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	28.6
Electronic Technology	13.1
Retail Trade	9.3
Health Technology	8.9
Producer Manufacturing	8.8
Consumer Services	7.9
Finance	5.2
Consumer Non-Durables	5.0
Sectors Less Than 4.0%	12.8
Cash and Other Net Assets	0.4

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$114.3
Number of Holdings:	71
Wtd. Avg. Market Cap (Billions):	279.5
Median Market Cap (Billions):	78.5
Turnover Rate:	12.2 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 1000® Growth Index** is an unmanaged index that measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The Russell 1000® Index is an unmanaged index that measures the performance of approximately 1,000 of the largest U.S. companies by market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Large Cap Growth Fund is found on page 19.

Sit Mid Cap Growth Fund

As of March 31, 2019

FUND PERFORMANCE (%)

	3 Month	Annualized Returns: 1 Year	3 Year	5 Year	10 Year	Since Inception
Mid Cap Growth	**17.70**	**8.05**	**10.75**	**6.59**	**14.04**	**11.38**
Russell Midcap® Growth Index	19.62	11.51	15.06	10.89	17.60	n/a

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 12/31/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in the common stocks of companies with capitalizations of $2 billion to $15 billion. The Adviser invests in domestic growth-oriented medium to small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Arista Networks, Inc.	3.5	Thermo Fisher Scientific, Inc.	2.6
Waste Connections, Inc.	3.1	PTC, Inc.	2.3
Ulta Beauty, Inc.	3.0	Ingersoll-Rand, PLC	2.1
TJX Cos., Inc.	2.8	Ecolab, Inc.	2.1
Euronet Worldwide, Inc.	2.8	Broadcom, Inc.	2.1
		Total	26.3

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 27 years

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	22.1
Electronic Technology	11.4
Health Technology	10.6
Finance	9.2
Producer Manufacturing	8.7
Consumer Services	7.3
Retail Trade	6.3
Industrial Services	4.2
Sectors Less Than 4.2%	16.6
Cash and Other Net Assets	3.6

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$162.0
Number of Holdings:	80
Wtd. Avg. Market Cap (Billions):	$24.6
Median Market Cap (Billions):	$11.8
Turnover Rate:	16.8 %

FUND DETAILS

Ticker:	NBNGX
CUSIP:	829796-10-1
Inception Date:	9/2/82
Expense Ratio:	1.25%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell Midcap® Growth Index** is an unmanaged index that measures the performance of those Russell Mid Cap® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell Mid Cap® Index is an unmanaged index that measures the performance of approximately 800 of the smallest companies in the Russell 1000® Index. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Mid Cap Growth Fund is found on page 19.

Sit Small Cap Growth Fund

As of March 31, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies with capitalizations of up to $3 billion, or up to the market capitalization of the largest company included in the Russell 2000 Index measured at the end of the previous 12 months. The Adviser invests in domestic growth-oriented small companies it believes exhibit the potential for superior growth. The Adviser believes that a company's earnings growth is the primary determinant of its potential long-term return and evaluates a company's potential for above average long-term earnings and revenue growth.

INVESTMENT STYLE


Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Kent L. Johnson, CFA, 30 years
Robert W. Sit, CFA, 27 years
Michael J. Stellmacher, CFA, 28 years

FUND DETAILS

Ticker:	SSMGX
CUSIP:	82980D-30-1
Inception Date:	7/1/94
Expense Ratio:	1.50%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Small Cap Growth	**17.78**	**5.03**	**9.88**	**4.48**	**13.49**	**9.91**
Russell 2000® Growth Index	17.14	3.85	14.87	8.41	16.52	8.16

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

TOP TEN HOLDINGS

Company Name	% of Net Assets	Company Name	% of Net Assets
Paycom Software, Inc.	3.1	PTC, Inc.	1.7
Arista Networks, Inc.	2.9	Ulta Beauty, Inc.	1.7
Euronet Worldwide, Inc.	2.7	Take-Two Interactive Software, Inc.	1.7
Waste Connections, Inc.	2.5	Sarepta Therapeutics, Inc.	1.7
Booz Allen Hamilton Holding Corp.	2.1	HubSpot, Inc.	1.6
		Total	21.7

PORTFOLIO SECTOR ALLOCATION (%)

Technology Services	18.4
Health Technology	13.6
Producer Manufacturing	9.8
Electronic Technology	9.7
Consumer Services	8.7
Finance	6.5
Industrial Services	6.2
Consumer Durables	5.3
Sectors Less Than 5.0%	20.5
Cash and Other Net Assets	1.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$95.8
Number of Holdings:	100
Wtd. Avg. Market Cap (Billions):	$7.7
Median Market Cap (Billions):	$4.6
Turnover Rate:	26.5 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Russell 2000® Growth Index** is an unmanaged index that measures the performance of those Russell 2000® Index companies with higher price-to-book ratios and higher forecasted growth values. The Russell 2000® Index is an unmanaged index that measures the performance of the 2,000 smallest companies in the Russell 3000® Index, an index consisting of the 3,000 largest U.S. companies based on market capitalization. It is not possible to invest directly in an index. Russell Investment Group is the owner of the registered trademarks, service marks and copyrights related to the Russell Indexes. Russell® is a registered trademark of Russell Investment Group. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Small Cap Growth Fund is found on the last page of this publication.

Sit International Growth Fund

As of March 31, 2019

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
International Growth	**13.12**	**-3.62**	**4.37**	**1.29**	**8.16**	**3.80**
MSCI EAFE Index	9.98	-3.71	7.27	2.33	8.96	5.17

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total return figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and adminIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	18.7
Consumer Non-Durables	12.7
Technology Services	10.8
Health Technology	10.3
Producer Manufacturing	10.0
Electronic Technology	9.0
Process Industries	4.4
Energy Minerals	4.3
Sectors Less Than 4.0%	18.0
Cash and Other Net Assets	1.8

PORTFOLIO COUNTRY ALLOCATION (%)

United Kingdom	18.9
Switzerland	12.9
China/Hong Kong	10.0
France	8.1
Germany	7.5
Japan	7.2
Netherlands	5.3
United States	5.3
11 Countries Less Than 5.3%	23.0
Cash and Other Assets	1.8

TOP TEN HOLDINGS

Company Name	% of Net Assets
Nestle SA	3.5
Royal Dutch Shell, PLC, ADR	2.3
Allianz SE	2.3
Diageo, PLC, ADR	2.1
Euronet Worldwide, Inc.	2.0
Safran SA	2.0
Alibaba Group Holding, Ltd., ADR	1.9
Suncor Energy, Inc.	1.9
Reckitt Benckiser Group, PLC	1.9
Novartis AG	1.9
Total	21.8

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$22.1
Number of Holdings:	78
Wtd. Avg. Market Cap (Billions):	$82.2
Median Market Cap (Billions):	$45.8
Turnover Rate:	19.9 %

INVESTMENT OBJECTIVE

Long-term growth.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 90% of its net assets in common stocks of companies domiciled outside the United States. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that it believes have earnings growth prospects that are greater than the average. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style
Value
Blend
Growth
Cap Size
Large
Mid
Small

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:

Roger J. Sit, 28 years
Tasha M. Murdoff, 23 years

FUND DETAILS

Ticker:	SNGRX
CUSIP:	82980D-10-3
Inception Date:	11/1/91
Expense Ratio:	1.50%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI EAFE Index** (Europe Australasia, Far East) is an unmanaged free float-adjusted market capitalization index that measures the equity market performance of developed markets, excluding the U.S. and Canada. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit International Growth Fund is found on page 19.

Sit Developing Markets Growth Fund

As of March 31, 2019

INVESTMENT OBJECTIVE

Maximize long-term capital appreciation.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing, under normal market conditions, at least 80% of its net assets in common stocks of companies domiciled in a developing market. In selecting investments for the Fund, the Adviser selects countries or regions that exhibit positive economic trends, earnings outlook, liquidity within the market, fiscal & monetary policy, currency exchange rate expectations, investment valuation, market sentiment, and social & political trends. The Adviser seeks industries and sectors that appear to have strong earnings growth prospects. Within the selected industries and sectors, the Adviser invests in foreign growth-oriented companies it believes exhibit the potential for superior growth.

INVESTMENT STYLE

Style

	Value	Blend	Growth
Large		■	
Mid			
Small			

Cap Size

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Roger J. Sit, 28 years
 Raymond E. Sit, 26 years

FUND DETAILS

Ticker:	SDMGX
CUSIP:	82980D-40-0
Inception Date:	7/1/94
Expense Ratio:	1.40%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				
		1 Year	3 Year	5 Year	10 Year	Since Inception
Developing Markets Growth	**12.28**	**-8.28**	**11.93**	**2.31**	**7.30**	**4.09**
MSCI Emerging Markets Index	9.57	-9.63	8.14	1.24	6.38	3.25

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of the 2% redemption fee imposed if shares are redeemed or exchanged within 30 calendar days from their date of purchase. If imposed, the fee would reduce the performance quoted. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and admInIstrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

PORTFOLIO SECTOR ALLOCATION (%)

Finance	23.8
Electronic Technology	14.7
Retail Trade	11.9
Technology Services	7.8
Consumer Services	7.6
Energy Minerals	7.0
Health Technology	5.8
Consumer Non-Durables	4.0
Sectors Less Than 4.0%	14.9
Cash and Other Net Assets	2.5

PORTFOLIO COUNTRY ALLOCATION (%)

China/Hong Kong	39.8
South Korea	12.2
South Africa	7.9
India	6.8
Taiwan	6.5
Chile	3.7
Israel	3.5
Indonesia	2.6
9 Countries Less Than 2.6%	14.5
Cash and Other Assets	2.5

TOP TEN HOLDINGS

Company Name	% of Net Assets
Alibaba Group Holding, Ltd., ADR	5.1
Tencent Holdings, Ltd.	5.1
Samsung Electronics Co., Ltd.	4.7
iShares MSCI India ETF	3.8
TAL Education Group, ADR	3.6
NICE Systems, Ltd., ADR	3.5
Naspers, Ltd.	3.2
HDFC Bank, Ltd., ADR	3.0
China Construction Bank Corp.	3.0
Taiwan Semiconductor Co.	2.9
Total	37.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$10.4
Number of Holdings:	52
Wtd. Avg. Market Cap (Billions):	$96.7
Median Market Cap (Billions):	$19.6
Turnover Rate:	7.8 %

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **MSCI Emerging Markets Index** (Europe Australasia, Far East) is an unmanaged, free float-adjusted market capitalization index that measures the equity market performance of emerging markets. It is not possible to invest directly in an index. **Weighted Average Market Cap** is the average market capitalization of companies held by the Fund, weighted in proportion to their percentage of the Fund's net assets.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Developing Markets Growth Fund is found on page 19.

Sit U.S. Government Securities Fund

As of March 31, 2019

FUND PERFORMANCE (%)

	Annualized Returns						
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception	30-Day SEC Yield(1)
U.S. Government Securities	**1.25**	**3.31**	**1.35**	**1.61**	**2.23**	**5.20**	**3.39**
Bloomberg Barclays Intermediate Government Index	1.58	3.79	0.97	1.65	2.00	5.36	

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains and all fee waivers. Without the fee waivers total returns and yield figures would have been lower. A portion of the Fund's management fees were waived through 1/1/2010. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

CMO	56.2
FNMA Pass-Through	16.0
GNMA Pass-Through	12.7
FHLMC Pass-Through	6.9
Asset-Backed	2.1
U.S. Treasury/Federal Agy.	2.0
Cash & Other Net Assets	2.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$427.3
Average Maturity:	18.1 Years
Effective Duration:	3.1 Years

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing exclusively in U.S. government securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. In selecting securities for the Fund, the Adviser seeks securities providing high current income relative to yields currently available in the market. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's prepayment risk, yield, maturity, and liquidity.

INVESTMENT STYLE

Duration
Short
Interm
Long
Quality
High
Mid
Low

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
Bryce A. Doty, CFA, 28 years
Mark H. Book, CFA, 32 years

FUND DETAILS

Ticker:	SNGVX
CUSIP:	829800-10-1
Inception Date:	6/2/87
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays Intermediate Government Index** is a sub-index of the Bloomberg Barclays Government Bond Index covering issues with remaining maturities of between three and five years. The Bloomberg Barclays Government Bond Index is an Index that measures the performance of all public U.S. government obligations with remaining maturities of one year or more. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit U.S. Government Securities Fund is found on the back page of this publication.

Sit Quality Income Fund

As of March 31, 2019

INVESTMENT OBJECTIVE

High current income and safety of principal.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing under normal market conditions at least 80% of its assets in debt securities issued by the U.S. government and its agencies, debt securities issued by corporations, mortgage and other asset-backed securities.

The Fund invests at least 50% of its assets in U.S. government debt securities, which are securities issued, guaranteed or insured by the U.S. government, its agencies or instrumentalities. The balance of the Fund's assets will be invested in investment grade debt securities issued by corporations and municipalities, and mortgage and other asset backed securities. Investment grade debt securities are rated at the time of purchase within the top four rating categories by a Nationally Recognized Statistical Rating Organization or of comparable quality as determined by the Adviser. The Fund's dollar-weighted average portfolio quality is expected to be "A" or better.

INVESTMENT STYLE

Duration

	Short	Interm	Long
High	■		
Mid			
Low			

Quality

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Bryce A. Doty, CFA, 28 years
  Mark H. Book, CFA, 32 years
  Christopher M. Rasmussen, CFA, 18 years

FUND DETAILS

Ticker:	SQIFX
CUSIP:	82979K-50-6
Inception Date:	12/31/12
Expense Ratio:	0.90%

FUND PERFORMANCE (%)

	3 Month	Annualized Returns				30-Day SEC Yield[1]
		1 Year	3 Year	5 Year	Since Inception	
Quality Income	**1.13**	**2.17**	**1.29**	**0.82**	**0.79**	**2.19**
Bloomberg Barclays U.S. 1-3 Gov't/Credit Index	1.21	3.03	1.32	1.22	1.12	

3-month and since inception returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

(1) The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities.

PORTFOLIO SECTOR ALLOCATION (%)

U.S. Treasury/Federal Agency	39.0
Corporate Bonds	17.4
Mortgage Pass-Through (Agy.)	11.9
Asset-Backed (non-agency)	10.4
Taxable Municipal	9.2
CMO (non-agency)	8.6
Taxable Municipal (Agy-Backed)	1.8
Cash & Other Net Assets	1.7

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$82.3
Average Maturity:	9.7 Years
Effective Duration:	1.1 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays U.S. 1-3 Year Government/Credit Index** is an unmanaged index of Treasury or government agency securities and investment grade corporate debt securities with maturities of one to three years. The returns include the reinvestment of income and do not include any transaction costs, management fees or other costs. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rates investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Mortgage- and asset-backed securities involve risk of loss due to prepayments and defaults.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Quality Income Fund is found on page 19.

Sit Tax-Free Income Fund

As of March 31, 2019

FUND PERFORMANCE (%)

| | 3 Month | Annualized Returns | | | | |
		1 Year	3 Year	5 Year	10 Year	Since Inception
Tax-Free Income	**2.85**	**3.67**	**3.32**	**4.88**	**6.23**	**5.19**
Bloomberg Barclays 5-Year Muni Index	2.11	4.42	1.79	2.23	3.12	4.92

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.67	38.8% Tax Rate	4.36
		40.8% Tax Rate	4.51

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields include the 3.8% net investment income tax for the top three brackets, and represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate.

PORTFOLIO SECTOR ALLOCATION (%)

Single Family Mortgage	25.9
Multi Family Mortgage	21.0
Other Revenue	9.4
Insured	7.3
Education/Student Loan	7.0
General Obligation	6.1
Hospital / Health Care	5.1
Investment Companies	3.6
Sectors Less Than 3.0%	8.7
Cash and Other Net Assets	5.9

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$247.4
Average Maturity:	18.0 Years
Duration to Estimated Avg. Life:	4.3 Years

INVESTMENT OBJECTIVE

High current income that is exempt from federal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from both federal regular income tax and federal alternative minimum tax. In selecting securities for the Fund, the Adviser seeks securities providing high tax-exempt income. The Adviser attempts to maintain an average effective duration for the portfolio of approximately 3 to 8 years.

INVESTMENT STYLE

INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
 Paul J. Jungquist, CFA, 25 years

FUND DETAILS

Ticker:	SNTIX
CUSIP:	829799-10-5
Inception Date:	9/29/88
Expense Ratio:	0.80%

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Tax-Free Income Fund is found on the last page of this publication.

Sit Minnesota Tax-Free Income Fund

As of March 31, 2019

INVESTMENT OBJECTIVE

The Fund seeks high current income that is exempt from federal regular income tax and Minnesota regular personal income tax consistent with preservation of capital.

INVESTMENT STRATEGY

The Fund seeks to achieve its objective by investing primarily in municipal securities that generate interest income that is exempt from federal regular income tax and Minnesota regular personal income tax. In selecting securities for the Fund, the Adviser seeks securities providing high current tax-exempt income. In making purchase and sales decisions for the Fund, the Adviser considers their economic outlook and interest rate forecast, as well as their evaluation of a security's structure, credit quality, yield, maturity, and liquidity.

INVESTMENT STYLE



INDUSTRY EXPERIENCE

The Fund is managed by a team of investment professionals led by:
  Paul J. Jungquist, CFA, 25 years

FUND DETAILS

Ticker:	SMTFX
CUSIP:	82979K-10-0
Inception Date:	12/1/93
Expense Ratio:	0.80%

FUND PERFORMANCE (%)

		Annualized Returns				
	3 Month	1 Year	3 Year	5 Year	10 Year	Since Inception
Minnesota Tax-Free Income	**2.60**	**4.15**	**2.66**	**3.69**	**5.35**	**4.66**
Bloomberg Barclays 5-Year Muni Bond Index	2.11	4.42	1.79	2.23	3.12	4.22

3-month returns are not annualized. Performance figures are historical and do not guarantee future results. Investment returns and principal value will vary, and you may have a gain or loss when you sell shares. Current performance may be lower or higher than the performance data quoted. Contact the Fund for performance data current to the most recent month-end. Returns include changes in share price as well as reinvestment of all dividends and capital gains. Returns do no reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Management fees and administrative expenses are included in the Fund's performance. Returns for periods greater than one year are compounded average annual rates of return.

YIELDS / DISTRIBUTION RATES (%)

		Tax-Equivalent 30-Day Yields	
30-Day SEC Yield	2.60	44.83% Tax Rate	5.06
		46.63% Tax Rate	5.27

The SEC yield reflects the rate at which the Fund is earning income on its current portfolio of securities. Tax-Equivalent Yields represent the yield that must be earned on a fully taxable investment in order to equal the yield of the Fund on an after tax basis at a specified tax rate. The effective combined federal and Minnesota rates include the federal 3.8% net investment income tax for the top two tax brackets and a Minnesota tax rate of 9.85%.

PORTFOLIO SECTOR ALLOCATION (%)

Multi Family Mortgage	19.4
Single Family Mortgage	16.9
Hospital / Health Care	15.7
Education/Student Loan	13.2
General Obligation	8.7
Municipal Lease	5.2
Other Revenue	4.5
Utility	3.5
Sectors Less Than 3.5%	7.6
Cash and Other Net Assets	5.3

PORTFOLIO CHARACTERISTICS

Fund Assets (Millions):	$617.8
Average Maturity:	15.9 Years
Duration to Estimated Avg. Life:	4.7 Years

Fund holdings, sector allocations (as % of market value) and portfolio characteristics may change at any time and are not investment recommendations. The **Bloomberg Barclays 5-Year Municipal Bond Index** is an unmanaged index of long-term, fixed-rate, investment-grade, tax-exempt bonds representative of the municipal bond market. It is not possible to invest directly in an index. **Duration** is a measure of estimated price sensitivity relative to changes in interest rates. Portfolios with longer durations are typically more sensitive to changes in interest rates. For example, if interest rates rise by 1%, the market value of a security with an effective duration of 5 years would decrease by 5%, with all other factors being constant. The correlation between duration and price sensitivity is greater for securities rated investment-grade than it is for securities rated below investment-grade. Duration estimates are based on assumptions by the Adviser and are subject to a number of limitations. **Effective duration** is calculated based on historical price changes of securities held by the Fund, and therefore is a more accurate estimate of price sensitivity provided interest rates remain within their historical range. Investment in debt securities typically decrease in value when interest rates rise. The risk is usually greater for longer-term debt securities. Income from tax-exempt funds may be subject to state and local taxes, and a portion of income may be subject to federal income tax including the alternative minimum tax (AMT). Income from tax-exempt funds may be subject to state and local taxes. Capital gains distributions, if any, will be subject to tax.

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost. Information about the risks associated with investing in the Sit Minnesota Tax-Free Income Fund is found on page 19.

Mutual fund investing involves risk; principal loss is possible. There is no guarantee the Fund's investment objectives will be achieved. The market value of securities held by the Fund may fall or fail to rise. More information on these risks considerations, as well as information on other risks to which the Fund is subject are included in each Fund's prospectus. Prospectuses may be obtained on the Sit Mutual Funds website at www.sitfunds.com or by calling 800-332-5580 to request a prospectus.

Principal investment risks of each Sit Mutual Fund:

Sit Balanced Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Developing Markets Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. Risks are enhanced for emerging market issuers. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit ESG Growth Fund: Stocks of companies with ESG practices may not experience the same capital appreciation as companies without ESG practices. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Global Dividend Growth Fund: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit International Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Large Cap Growth Fund: The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Mid Cap Growth Fund: Stocks of medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Minnesota Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. Tax, legislative, regulatory, demographic or political changes in Minnesota, as well as changes impacting Minnesota's financial, economic or other conditions may adversely impact the Fund. The Fund may be more adversely affected than other funds by future changes in federal or state income tax laws.

A relatively small number of Minnesota tax-exempt issuers may necessitate the fund investing a larger portion of its assets in a limited number of issuers than a more diversified fund, and the Fund may be more susceptible to any single economic, political or regulatory occurrence than a more diversified fund.

The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Quality Income Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit Small Cap Dividend Growth: Dividend paying stocks may not experience the same capital appreciation as non-dividend paying stocks, and the stocks held by the Fund may reduce or stop paying dividends. Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. International investing involves certain risks and volatility due to potential political, economic or currency instabilities and different financial and accounting standards. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

(Principal investment risks of each Sit Mutual Fund are continued on next page.)



Sit Investment Associates
Sit Mutual Funds
80 S. Eighth Street, 3300 IDS Center
Minneapolis, MN 55402

In this issue,

Avoiding "Buy High, Sell Low" • Investment Outlook and Strategy Summary • Preparing for Retirement • Sit Mutual Funds First Quarter 2019 Performance

Principal investment risks of each Sit Mutual Fund (continued)

Sit Small Cap Growth Fund: Stocks of small and medium sized companied may be subject to more abrupt or erratic market movements than stocks of larger, more established companies, and there may be limited liquidity for certain small cap stocks. The Fund's focus on growth stocks may cause the Fund's performance at times to be better or worse than the performance of funds that focus on other types of stocks or that have a broader investment style. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. A decrease in interest rates may lower the income earned by the Fund.

Sit Tax-Free Income Fund: Fixed-income securities present issuer default risk, and the revenue bonds in which the Fund invests may entail greater credit risk than the Fund's investments in general obligation bonds. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. The Fund's municipal securities may be particularly affected by the political, demographic, legislative and economic conditions and developments in the issuing states and their political subdivisions, and the Fund may be more adversely affected than other funds by future changes in federal or state income tax laws. The Fund invests a significant portion of its assets in certain sectors including health care facility bonds, housing authority bonds, and education bonds, and therefore the Fund may be more affected by events influencing these sectors than a fund that is more diversified across numerous sectors.Call risk exists as a fixed-income security may be called, prepaid or redeemed before maturity and that similar yielding investments may not be available for purchase. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Falling rates may lower the income earned by the Fund and result in the Fund investing in lower yielding securities, lowering the fund's income and yield. Federal and state tax rules apply to capital gain distributions and any gains or losses on sales. Income may be subject to state, local or alternative minimum taxes.There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable.

Sit U.S. Government Securities Fund: Fixed-income securities present issuer default risk. Securities held by the Fund may not be backed by the full faith and credit of the United States. Market risk may affect a single issuer, sector of the economy, industry or the market as a whole. An increase in interest rates may lower the value of the fixed-income securities held by the Fund. Declining interest rates may compel borrowers to prepay mortgages and debt obligations underlying the mortgage-backed securities owned by the Fund. The proceeds received by the Fund from prepayments may be reinvested at interest rates lower than the original investment, thus resulting in a reduction of income to the Fund. Rising interest rates could reduce prepayments and extend the life of securities with lower interest rates, which may increase the sensitivity of the Fund's value to rising interest rates. There may be limited liquidity for certain fixed-income securities. The Fund may hold securities for which prices from pricing services may be unavailable or are deemed unreliable

The Sit Mutual Funds Newsletter is published quarterly by Sit Investment Associates, 3300 IDS Center, 80 S. 8th Street, Minneapolis, MN 55402-2211. Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.